AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE SPECTRUM FUND, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment to the Amended and Restated Investment Management Agreement (the “Agreement”), made as of the 1st day of March, 2025, by and between T. ROWE PRICE SPECTRUM FUND, INC., a Maryland corporation (the “Corporation”), and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the Corporation is engaged in business as an open-end management investment company and is registered as such under the federal Investment Company Act of 1940, as amended (the “Act”); and

 WHEREAS, the Corporation has issued shares of capital stock (“Shares”) in the T. Rowe Price Spectrum Income Fund (the “Fund”), a separate series of the Corporation whose Shares represent interests in a separate portfolio of securities and other assets (“Fund Shares”); and

 WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; and

 WHEREAS, the Fund and the Manager entered into the Agreement on March 24, 2021, and such Agreement has been renewed each year thereafter on the same terms and conditions; and

 WHEREAS, the Manager has proposed to lower the Fund’s Annual Management Fee and the Corporation’s Board of Directors has determined effective on the date first above written that such action would be in the best interest of the Fund and its shareholders; and

 WHEREAS, the Manager and the Fund desire to continue the Agreement on the same terms and conditions other than as described immediately above and below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3.A. of the Agreement is amended to read as follows:

 A. Fee Rate. Each share class of the Fund will pay a management fee at the annual rate set forth below:

Share Class	Fee Rate
Investor Class	0.59%
I Class	0.44%

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE SPECTRUM FUND, INC.
/s/Cheryl L. Emory ______________________________ Cheryl L. Emory, Assistant Secretary	/s/Fran Pollack-Matz By:______________________________ Fran Pollack-Matz, Vice President and Secretary

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Kathryn L. Reilly _______________________________ Kathryn L. Reilly, Assistant Secretary	/s/Brian R. Poole By: ______________________________ Brian R. Poole, Vice President

Agreements\Investment Management Agreements\SPI Amended Investment Management Agreement 3.1.25.docx